S A M E X M I N I N G C O R P.

SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTCQB

NEWS RELEASE – No. 9-12	November 5, 2012

SAMEX BEGINS DRILLING AT CHIMBEROS SILVER-GOLD-COPPER PROJECT, CHILE

SAMEX Mining Corp. has commenced drilling at the Chimberos Property in Chile.  Drilling will explore beneath the historic Buena Esperanza silver mine to test what lies at depth below the complex fault zone and related replacement mantos-hosted silver-lead-zinc mineralization.

Program highlights include:

  SAMEX sampling from pit walls of the old Buena Esperanza mine workings and surrounding areas returned metal values ranging from detectable to 916 g/t silver, to 16 g/t gold, to 5% copper, to 17.4% zinc.

  Drilling will test for lateral extent of silver/zinc and gold/copper mantos zones.

  Drilling will test deeper levels of the Buena Esperanza fissure/fault zone for structurally controlled high-grade silver sulfide/sulfosalt and copper-gold sulfide mineralization.

  See graphic plates 1 and 2 with maps, cross-sections, target concept, geochemistry tables and photos related to this news release at www.samex.com.

The Chimberos Property is located about 75 kilometers north of the city of Copiapo and is situated in the historic Chimberos mining district which was one of Chile’s largest silver producing areas.  The Buena Esperanza zone on the property is a complex fissure/fault system at least 50 to 70 meters across.  A 600-meter strike of the zone was exploited to 200 to 250 meters deep for secondary enriched high-grade silver in the mid-late 1800’s and sporadically afterward into the early 1900’s.  The waste rock dumps from the historic mining were later worked to exploit their silver content in the early 1980’s, which was also probably the same time period when open-cut mining was attempted.

SAMEX carried out geologic mapping and sampling of the Buena Esperanza open cuts.  A total of 145 chip-channel samples were collected along a 250-meter strike length around the pit wall oxidized exposures of strongly altered and fracture veinleted feldspathic volcaniclastic and metasedimentary rocks.  The results of the sampling (see plate 2 at www.samex.com) are highly encouraging, revealing that fracture veinlets and strands of the Buena Esperanza fault zone contain highly anomalous metal values ranging from >5 to 399 ppm silver, from >1000 to 112000 ppm (11.2%) zinc, and from >100 to 13000 ppm (1.3%) lead.  In addition, a portion of the Buena Esperanza zone was found to include multiple intervals of highly anomalous copper and gold ranging from >1000 to 16900 ppm (1.69%) copper and from >0.100 to 16 ppm gold.

The geologic model and exploration target concept worked out for the Buena Esperanza zone suggests that the silver-zinc-lead mineralization exposed around the pit walls may be a higher-level zoning/halo to deeper-seated copper-gold sulfide mineralization hosted within the Buena Esperanza fissure fault system.  The possibility also exists that high-grade primary silver sulfide/sulfosalt mineralization may also be encountered below the supergene enriched silver zone.  The exploration drilling has been set up to test both the down-dip projection of silver-zinc-lead mineralized mantos layers and to also proceed deeper beneath the level of supergene oxidation to see if the Buena Esperanza fissure fault system contains high-grade silver sulfosalt/sulfide and zones into copper-gold sulfide mineralization at depth.  The extent of the drilling will be assessed as the exploration program progresses.

The geologic technical information in this News Release was prepared by Robert Kell, Vice-President Exploration for SAMEX Mining Corp. and Philip Southam, Geologist.  Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

“Robert E. Kell”

Vice President - Exploration

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.